

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 20112

<u>Via E-mail</u>
Mr. Edward Donnelly
Chief Executive Officer
DynaVox, Inc.
2100 Wharton Street, Suite 400
Pittsburgh, Pennsylvania 15203

  Re: DynaVox, Inc.
    Form 10-K for the Fiscal Year Ended July 1, 2011
    Filed on September 27, 2011
    File No. 001-34716

Dear Mr. Donnelly:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Craig D. Wilson

      Craig D. Wilson
      Sr. Assistant Chief Accountant